

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 30, 2009

Via U.S. Mail and Facsimile to (302) 266-9940

Delaware Intercorp, Inc.
As agent for service for
Oxysure Systems, Inc.
113 Barksdale Professional Center
Newark, DE 19711-3258

> **Re:** **Oxysure Systems, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 12, 2009**
> **File No. 333-159402**

Dear Ladies and Gentlemen:

Your most recent registration statement includes financial statements audited by The Blackwing Group, LLC. On December 22, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of The Blackwing Group, LLC because of violations of Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 thereunder in auditing the financial statements of two issuer clients from 2006 to 2008, violations of PCAOB rules and auditing standards, noncooperation with a Board inspection, and noncooperation with a Board investigation. You can find a copy of the order at http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/12-22_Blackwing.pdf

As The Blackwing Group, LLC is no longer registered with the PCAOB, you may not include Blackwing Group, LLC's audit or review reports or consents in your filings with the Commission made on or after December 22, 2009. If The Blackwing Group, LLC audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

In your next amendment, please include the disclosures required by Item 304 of Regulation S-K disclosing this change in your independent accountants. In your disclosure under Item 304 of Regulation S-K, please disclose that the PCAOB revoked the registration of The Blackwing Group, LLC on December 22, 2009 because of violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder in auditing the financial statements of two issuer clients from 2006 to 2008, violations of PCAOB rules and auditing standards, noncooperation with a Board inspection, and noncooperation with a Board investigation.

If you are unable to obtain an Exhibit 16 letter from The Blackwing Group, LLC at the time you file your amended Form S-1, please disclose this fact in the Form S-1.

Please advise us as to how you intend to address any re-audit requirements no later than January 9, 2010. If you have any questions, I can be reached at 202-551-3671.

Sincerely,

Martin James
Senior Assistant Chief Accountant